Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

May 12, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Sub: Outcome of Board Meeting held on May 12, 2026

Dear Sir/Madam,

In continuation to our letters dated March 23, 2026, and April 16, 2026, we would like to inform that the Board of Directors of the Company, at its meeting held today, i.e., May 12, 2026, inter alia considered and approved the following:

1.	Audited Financial Results

Approved the Audited Financial Results of the Company for the quarter and financial year ended March 31, 2026. Accordingly, the following are enclosed:

a)	Audited Consolidated Financial Results of the Company, as per the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

b)	Press Release on Audited Financial Results.

c)	Audited Consolidated Financial Results of the Company, as per Indian Accounting Standards (Ind AS).

d)	Audited Standalone Financial Results of the Company (Ind AS)

Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”), the Audit Reports of the Statutory Auditors on the aforesaid financial results are enclosed.

A declaration under Regulation 33(3)(d) of the SEBI Listing Regulations, signed by Chief Financial Officer in respect of Audit Reports issued by Statutory Auditors with un-modified opinion is attached herewith.

2.	Dividend

Recommended a final dividend of INR 8/- per equity share of face value of Rs. 1/- each for the financial year 2025-26, subject to approval of shareholders at the ensuing Annual General Meeting. Pursuant to Regulation 42 of SEBI Listing Regulations, the record date for determining the members eligible to receive the said dividend has been fixed as July 10, 2026.

3.	Annual General Meeting

Approved convening of the 42nd Annual General Meeting (“AGM”) of the Company on Thursday, July 23, 2026.

4.	Re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director

Approved re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation, subject to approval of the shareholders at the ensuing AGM.

Dr. Krishnan is not related to any of the Directors or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being re-appointed as an Independent Director under the applicable laws.

5.	Appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Independent Director

Approved appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Additional Director, categorized as an Independent Director, for a term of five consecutive years, from July 1, 2026 to June 30, 2031, not liable to retire by rotation, subject to approval of shareholders at the ensuing AGM.

Mr. Srikanth is not related to any of the Directors or Key Managerial Personnel of the Company and is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority. He meets the criteria for being appointed as an Independent Director under the applicable laws.

6.	Appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants as Statutory Auditors

Approved appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366W/W-100018), as the Statutory Auditors of the Company, for a term of five consecutive years, commencing from the conclusion of the 42nd AGM till the conclusion of the 47th AGM, subject to the approval of the shareholders at the ensuing AGM.

7.	Re-appointment of M/s Sagar & Associates, Cost Accountants as Cost Auditors

Approved re-appointment of M/s Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company for the Financial Year 2026-27.

8.	Elevation of Mr. Sandeep Khandelwal as a Senior Management Personnel

Approved elevation of Mr. Sandeep Khandelwal, Global Generics India Head, as a Senior Management Personnel of the Company and induction as a member of the Management Council, effective May 12, 2026. The revised list of Senior Management Personnel is attached.

The disclosures required under Regulation 30 of the SEBI Listing Regulations read with SEBI Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, are attached as Annexures.

The Board Meeting commenced at 2:00 PM IST and concluded at 3:47 PM IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Details of Dr. K P Krishnan (DIN: 01099097)

Sl.no.	Particulars	Details
1.	Reason for change viz. ~~appointment,~~ re-appointment~~, resignation, removal, death or otherwise~~	Re-appointment
2.	Date of ~~appointment~~/re-appointment/~~cessation~~ (as applicable) & term of ~~appointment~~/re-appointment	Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board has approved the re-appointment of Dr. K P Krishnan (DIN: 01099097) as an Independent Director of the Company for a second term of five consecutive years from January 7, 2027 to January 6, 2032, not liable to retire by rotation, subject to approval of the shareholders at the ensuing AGM.
3.	Disclosure of relationships between directors (in case of appointment of a director)	Dr. K P Krishnan is not related to any of the Directors of the Company

Brief Profile of Dr. Krishnan:

Dr. K.P. Krishnan is a former IAS officer with 37 years of distinguished service in public policy, economic governance, and regulatory reform across the Government of India, Government of Karnataka, and the World Bank. He has held key national leadership roles, including Secretary, Ministry of Skill Development and Entrepreneurship; Additional/Special Secretary in the Ministries of Finance and Rural Development; and Secretary to the Prime Minister’s Economic Advisory Council.

A respected academician, he has taught at IIM Bangalore, ISB, and Ashoka University, held the Bok Visiting Professorship at the University of Pennsylvania Law School, and served as IEPF Chair Professor at NCAER, New Delhi. He is currently a Distinguished Fellow at the Isaac Centre for Public Policy, Ashoka University.

Dr. Krishnan serves on the boards and advisory councils of several leading corporates and non-profits, including Dr. Reddy’s Laboratories, Tata Consumer Products, Shriram Capital, ASREC India, Helios Trustee, Razorpay, and the Sanmar Group. He holds degrees in Economics (St. Stephen’s College), Law (Campus Law Centre, University of Delhi), and a Ph.D. in Economics (IIM Bangalore).

Details of Mr. Srikanth Velamakanni (DIN: 01722758)

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment

Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board has approved the appointment of Mr. Srikanth Velamakanni (DIN: 01722758) as an Additional Director, categorized as an Independent Director for a term of five consecutive years, effective from July 1, 2026 to June 30, 2031, not liable to retire by rotation, subject to approval of shareholders at the ensuing AGM.

3.	Disclosure of relationships between directors (in case of appointment of a director)	Mr. Srikanth Velamakanni is not related to any of the Directors of the Company

Brief Profile: Mr. Srikanth Velamakanni

Mr. Srikanth Velamakanni is one of India’s most influential technology leaders and a global champion of artificial intelligence. He is the Co-Founder and Group Chief Executive of Fractal, India’s first publicly listed pure-play AI company. He also serves as the Chairperson of Nasscom and as a Founder-Trustee of Plaksha University. Srikanth's work is guided by a long-term commitment to building technology that expands human potential.

Details of Statutory Auditors

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, ~~resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment

Based on the recommendation of the Audit Committee, the Board has approved the appointment of M/s Deloitte Haskins & Sells, LLP, Chartered Accountants (Firm Registration No. 117366W/W-100018), as the Statutory Auditors of the Company, for a term of five consecutive years, commencing from the conclusion of the 42nd Annual General Meeting (AGM) till the conclusion of the 47th AGM, subject to the approval of the shareholders at the ensuing AGM.

3.	Brief profile (in case of appointment)

Deloitte Haskins & Sells, Mumbai was constituted in 1997 and has been converted to a Limited Liability Partnership (LLP), with the name Deloitte Haskins & Sells LLP ("“DHS LLP”" or "“Firm"”), w.e.f. November 20, 2013. DHS LLP is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018) and is a part of Deloitte Haskins & Sells & Affiliates being the Network of Firms registered with the ICAI. The registered office of the Firm is One International Center, Tower 3, 31st Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India.

4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Details of Cost Auditors

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, re-appointment, ~~resignation, removal, death or otherwise~~	Re-appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	Based on the recommendation of the Audit Committee, the Board has approved the re-appointment of M/s Sagar & Associates, Cost Accountants (Firm Registration No. 000118), as the Cost Auditors of the Company for the Financial Year 2026-27.
3.	Brief profile (in case of appointment)	M/s Sagar & Associates, Cost Accountants (Firm Registration No. 000118) is a peer reviewed leading firm of Cost & Management Accountants having diversified activities in cost and management accounting area. The firm consisting of qualified cost accountants has undertaken many assignments in various industries. The registered office of the Firm is at 205, Raghava Ratna Towers, Chirag Ali Lane, Abids, Hyderabad – 500001
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Details of Mr. Sandeep Khandelwal

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Elevation of Mr. Sandeep Khandelwal, Global Generics India Head as Senior Management Personnel
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	Based on the recommendation of the Nomination, Governance and Compensation Committee, the Board has approved elevation of Mr. Sandeep Khandelwal, Global Generics India Head as Senior Management Personnel of the Company and his induction as a Member of Management Council, effective from May 12, 2026.
3.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

Brief Profile of Mr. Sandeep Khandelwal

Sandeep Khandelwal brings 26 years of leadership experience across General Management, Sales, Marketing and functional roles, with deep sectoral expertise spanning Pharmaceuticals, OTC, FMCG and Consumer Durables and extensive exposure across South Asia.

Sandeep joined Dr. Reddy’s Laboratories in 2018 and currently heads the India sub-continent business, a USD 750 million operation spanning India, Nepal, Sri Lanka, Myanmar, Maldives and Mauritius. He leads a 10,000-strong organization across more than 45 divisions and six countries.

Over the last seven years, Sandeep has led a significant transformation of Dr. Reddy’s India business, evolving it from a branded generics-centric model into a multi-engine organization, with innovative assets and consumer businesses shaping the next phase of growth. During this period, the India topline has grown from Rs 2,300 crore to Rs 7,000 crore, EBITDA margins have expanded from 19 percent to 24 percent, and the company’s market rank in India has improved from 16th to 9th. The business has consistently delivered quarter-on-quarter market-beating growth over the last 1.5 years.

He has shaped and is executing a clear strategic agenda focused on strengthening core brands, sharpening portfolio choices and structurally improving profitability. The emphasis has been on elevating business quality through higher throughput efficiency, disciplined gross-to-net management and selective pruning of non-core elements, while progressively refreshing the portfolio through differentiated internal R&D-led launches and curated in-licensing partnerships with global and regional pharmaceutical players. In parallel, he instituted strong medical and marketing excellence capabilities to anchor a sustained, multi-year growth runway for the company’s flagship brands.

Sandeep has embedded a strong “Playing to Win” performance culture across the organization and accelerated the adoption of digital and multi-channel engagement models, resulting in a 14 percent improvement in field force productivity. He has also led complex change-management efforts across employees, channel partners, trade bodies and employee unions.

Key milestones under his leadership include the Wockhardt and Novartis acquisitions, the establishment of the Nestlé–Dr. Reddy’s Nutrition joint venture, and expansion across high-growth platforms such as Vaccines, Biologics, Nutrition, OTC, E-commerce, Trade Generics, alternate channels and rural markets.

Prior to Dr. Reddy’s, Sandeep held senior leadership roles at Abbott India, including Commercial Director for Women’s Health, Gastroenterology, Hepatic and OTC therapies, and Director, Commercial Excellence. Earlier in his career at Marico Limited, he held multiple frontline and enterprise leadership roles across sales, trade marketing, channel development and regional management, including heading sales for the Rs. 2,100 crore personal care portfolio.

Sandeep has also driven a step-change in leadership diversity, significantly enhancing gender diversity and diversity of thought within leadership and commercial teams. He actively represents the organization at leading industry forums such as FICCI and the Indian Pharmaceutical Alliance. Key recognitions include being named among the “40 Under 40: Hottest Business Leaders” by The Economic Times in association with Spencer Stuart.

List of revised Senior Management Personnel

Sl.No	Name of the SMP	Designation
1	Mr. Satish Reddy	Chairman and Whole-time Director
2	Mr. G V Prasad	Co-Chairman and Managing Director (KMP)
3	Mr. Erez Israeli	Chief Executive Officer (KMP)
4	Mr. M V Ramana	CEO Global Generics
5	Mr. Sanjay Sharma	Chief Operating Officer
6	Mr. M V Narasimham	Chief Financial Officer (KMP)
7	Mr. Deepak Sapra	Chief Executive Officer, API and Services
8	Mr. Krishna Venkatesh	Global Head of IPDO - Integrated Product Development Organization
9	Mr. Patrick Aghanian	Head - Consumer Health Organization
10	Mr. Phanimitra B	Chief Digital and Information Officer
11	Mr. Milan Kalawadia	Chief Executive Officer, North America
12	Mr. M S Madhu Sundar	Global Head of Quality and PV
13	Mr. Sandeep Khandelwal	Global Generics India Head
14	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR (KMP)